SCHEDULE 14A

 Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Amendment No. 1

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    INTEVAC, INC.

 (Name of Registrant as Specified In Its Charter)

Voce Catalyst Partners LP

Voce Capital LLC

Voce Capital Management LLC

Marc T. Giles

Joseph V. Lash

J. Daniel Plants

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL [●], 2014

INTEVAC, INC.

__________________________

PROXY STATEMENT

OF

VOCE CATALYST PARTNERS LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card (the “Proxy Card” or “Proxy”) are being furnished by Voce Catalyst Partners LP (“VCP”), Voce Capital LLC (“VC”), Voce Capital Management LLC (“VCM”), J. Daniel Plants (together with VCP, VC and VCM, "Voce," "we" or "us"), Marc T. Giles and Joseph V. Lash in connection with the solicitation of proxies (the "Proxy Solicitation") from the stockholders of Intevac, Inc. ("Intevac" or the "Company").

We are deeply concerned by Intevac’s long-term underperformance, capital allocation choices and overall strategic direction. Specifically, we believe that Intevac has suffered from a multi-year syndrome of undisciplined capital allocation that has destroyed significant shareholder value. The Company’s Board of Directors (the “Board”) has engaged in repeated efforts to diversify the Company away from its most profitable business, the Hard Disk Drive (“HDD”) unit, by siphoning HDD’s profits into a series of speculative investments that in our view have been costly and unsuccessful. In fact, Intevac as a whole has had negative operating income over the past decade despite its HDD business generating over $200 million in operating income. Furthermore, Intevac’s shares have lost nearly 2/3 of their value in the last ten years, compared for example to exchange traded funds (ETFs) tracking the Russell 2000 and the Nasdaq Composite, which are up some 150% during the same period of time.

Voce’s efforts in recent months to work constructively, and behind the scenes, with the Board and management to rectify these issues have not produced satisfactory results. The few steps that the Board has taken during this time have, in our opinion, been reactionary and inadequate. Moreover, we believe the Board faces many strategic decisions going forward relating to its current and future portfolio of businesses and, based on its long-term track record, we do not believe that the current Board has the ability to properly address these issues. We therefore believe it is necessary and in shareholders’ best interests to supplement the Board with new directors who bring considerable experience, skills and objectivity that the current Board is lacking.

We ask for your support at the upcoming the Company’s 2014 Annual Meeting of Stockholders to be held at [       ] on [       ], 2014 at [       ] Pacific Daylight Time (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). Specifically, we are seeking your support with respect to the following (each, a "Proposal" and, collectively, the "Proposals"):

1.	To elect Voce’s three independent director nominees, Marc T. Giles, Joseph V. Lash and J. Daniel Plants (the "Nominees" and together with Voce, the "Participants"), to serve as directors on the Board until the 2015 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to three of the Company’s director nominees;

2.	To approve an amendment to the Intevac 2003 Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 500,000 shares;

3.	To approve an amendment to the Intevac 2012 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 1,000,000 shares;

4.	To ratify the appointment of Grant Thornton LLP as Intevac’s independent public accountants for the fiscal year ending December 31, 2014;

5.	To recommend, by advisory vote, executive compensation; and

6.	To transact such other business as may properly come before the Annual Meeting or any postponement, adjournment or other delay thereof.

We are seeking to change a minority of the Board. The Board is currently composed of eight directors, all of whom are up for election at the Annual Meeting. Through this Proxy Statement and enclosed GOLD Proxy Card, we are soliciting proxies to elect the Nominees. Stockholders who vote on the enclosed GOLD Proxy Card will also have the opportunity to vote for the candidates who have been nominated by the Company other than [       ], [       ] and [       ]. Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement for the Annual Meeting (the “Company Statement”). There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 24, 2014 (the “Record Date”). The mailing address of the principal executive offices of the Company is 3560 Bassett Street, Santa Clara, CA 95054. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company Statement, as filed with the Securities and Exchange Commission (the "SEC") on March 31, 2014, as of the Record Date, the Company had 23,885,908 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding and expected to be entitled to vote at the Annual Meeting. Only holders of record of shares of Common Stock (“Shares”) as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your Shares after the Record Date.

As of the date hereof, Voce, together with the other Participants in this Proxy Solicitation, beneficially owned 127,325 Shares, which represents approximately 0.5% of the outstanding Common Stock (based upon the 23,885,908 Shares outstanding as of the Record Date, as reported in the Company Statement). We intend to vote such Shares FOR the election of the Nominees, FOR the amendment to the Intevac 2003 Employee Stock Purchase Plan, FOR the amendment to the Intevac 2012 Equity Incentive Plan, FOR the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the Fiscal Year ending December 31, 2014 and FOR the advisory vote on approving executive compensation, as described herein.

Voce, Mr. Plants, Mr. Giles and Mr. Lash may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 127,325 Shares, constituting approximately 0.5% of the Company's outstanding Shares. Voce disclaims beneficial ownership of any Shares beneficially owned by Mr. Giles and Mr. Lash. Mr. Giles and Mr. Lash each disclaim beneficial ownership of any Shares beneficially owned by any Participant other than such Nominee.

Voce believes that the Nominees, if elected, will provide the Company with three highly qualified individuals whose experience, skills and objectivity will improve the Company and greatly benefit shareholders going forward. Therefore, the Participants are soliciting your Proxy on the enclosed GOLD Proxy Card for the Annual Meeting and ask that you deliver your completed, signed and dated GOLD Proxy Card as promptly as possible by mail in the enclosed postage-paid envelope.

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IMPORTANT

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING THE PERSONS NAMED AS PROXY ON THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. VOCE URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

If your Shares are registered in your own name, please sign and date the enclosed GOLD Proxy Card and return it to Georgeson, Inc. (“Georgeson”), which is assisting us, in the postage-paid enclosed envelope today.

If your Shares are held in a brokerage firm, bank nominee or other institution (i.e., held in “street name”), only such firm, nominee or other institution can sign a GOLD Proxy Card with respect to your Shares and only upon receipt of specific instructions from you. You are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD Proxy Card, are being forwarded to you by your broker or bank. Your broker or bank cannot vote your Shares on your behalf without your instructions. Accordingly, you should contact the person responsible for your account and give instructions that the GOLD Proxy Card be completed, signed and dated for your Shares. Further, the Participants urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Voce Catalyst Partners LP, c/o Georgeson, Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD Proxy Card for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card.

WE URGE YOU NOT TO SIGN ANY PROXY CARD THAT MAY BE SENT TO YOU BY THE COMPANY (THE WHITE CARD).

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return management’s white proxy card marked “withhold” as a protest against the Company’s director nominees, it will revoke any proxy card you may have previously sent to us.

If you have already sent in a white proxy card furnished by the Company’s management or the Board, you may revoke that proxy and vote for the Nominees by (i) completing, signing, dating and returning the postage-paid enclosed GOLD Proxy Card, (ii) by delivering a written notice of revocation, or (iii) by voting in person at the Annual Meeting.

You can vote for the Nominees only on the GOLD Proxy Card. So please make certain that the latest dated Proxy Card you return is the GOLD Proxy Card. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

If you own Shares through a broker in street name, you may instruct your broker how to vote your Shares. A “broker non-vote” occurs when you fail to provide your broker with voting instructions at least ten days before the Annual Meeting and the broker does not have the discretionary authority to vote your Shares on a particular proposal because the proposal is not a “routine” matter under applicable rules. Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no "routine" proposals in a contested proxy solicitation.

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Even though the Common Stock is listed on the Nasdaq Global Select Market, the NYSE rules apply to brokers who are NYSE members voting on matters being submitted to stockholders at the Annual Meeting.

Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

The proxy materials that Voce is providing stockholders include this Proxy Statement and the accompanying GOLD Proxy Card, which are also available online at http://www.[___________]. Stockholders may request additional copies, free of charge, from Georgeson at the contact information below. For information on how to access the Company’s filings with the SEC, including the Company’s annual report for the fiscal year ended December 31, 2013, please see “Certain Information Regarding the Company” at page [       ].

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GOLD PROXY CARD, NEED ADDITIONAL COPIES OF VOCE’S PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

480 Washington Blvd, 26th Floor Jersey City, NJ 07310 (Toll Free) ( ) -

This Proxy Statement and GOLD Proxy Card are Available at:

http://www.[___________]

Please sign, date and return the enclosed GOLD Proxy Card in the enclosed postage-paid envelope today.

The date of this Proxy Statement is [       ], 2014. This Proxy Statement and the enclosed GOLD Proxy Card are first being sent or given to stockholders on or about [       ], 2014 to holders as of [       ], 2014.

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REASONS FOR THIS SOLICITATION

We believe that Intevac has suffered from a multi-year syndrome of undisciplined capital allocation that has destroyed significant shareholder value. In our view the Company’s core HDD business’s technological superiority and dominant market share are highly attractive and this unit is Intevac’s crown jewel. Indeed during the last ten years the Company has generated over $200 million in operating income from its HDD franchise alone.1  Unfortunately, the Board has not been satisfied to simply operate (or monetize) the HDD business. Instead, it has engaged in repeated efforts to diversify the Company away from HDD by siphoning its profits into a series of speculative investments that have been costly and unsuccessful. In so doing it has accumulated negative operating income over that period, meaning the Company has burned more than 100% of the profits from HDD on unproductive activities. The long-term results speak for themselves: Intevac’s shares have lost nearly 2/3 of their value in the last ten years, compared for example to ETFs tracking the Russell 2000 and Nasdaq Composite, which are up some 150% during the same period of time.2

Voce met with members of Intevac’s Board and management several times last year and repeatedly urged it to improve its capital allocation, optimize its balance sheet, right-size its spending, enhance its corporate governance and review its corporate strategy. In an effort to attempt to constructively engage the Board on these topics, at no time did Voce ever publicly disclose its disagreements with, nor publicly criticize, the Board. In fact, until we responded to the Company’s original preliminary proxy statement for the Annual Meeting filed on March 13, 2014, the only two disclosures of Voce’s concerns regarding the Board’s actions and Voce’s nomination of directors were made by the Company. In late 2013, Voce pressed its concerns more urgently, albeit still privately, including linking the failure to resolve these issues to potential nominations of directors to the Board. The facts leading up to the Board’s reaction to these efforts by Voce demonstrate at least three things:

▪	First, the Board, which took no action to return capital over a multi-year period (including when it had much more cash than it has today) and in fact repeatedly stated to us that that it was opposed to doing so as a matter of policy, suddenly reversed course and decided to implement an open market share repurchase plan within 48 hours of meeting with us in November 2013 and hearing that we were contemplating nominating directors;

▪	Second, we believe that in its haste to announce some progress in returning capital to shareholders, the Board rushed an announcement of an open market repurchase plan and in so doing squandered an opportunity to return a much larger amount of capital more promptly, and to retire a much larger number of shares, through a tender offer, which we proposed to the Board at the time given Intevac’s limited liquidity and the fact that the stock was trading then for book value; and

▪	Third, we believe that in response to our request that the Company postpone the deadline for nominating directors at the 2014 annual meeting and in reaction to our letter to the Board on November 25 which stated that we planned to nominate directors, the Board delayed the deadline by one week and advised us that it was doing so in order to continue its dialog with us, but then appointed a single new director to the Board, who was not among the nominees we had submitted and who joined the Board subject to an unduly long two-year standstill agreement which restricts his ability to influence the Company if he is unsuccessful making appropriate changes in his capacity as a director.

In our opinion, these actions by Intevac’s Board demonstrate a preference for trying to outmaneuver its critics by taking the fewest actions necessary to appear shareholder friendly rather than executing exclusively on its

1 March 2014 Investor Presentation.

2 November 21, 2003 through November 21, 2013, the date on which the Board announced it was adopting part of Voce’s recommendation for capital return. Includes reinvestment of dividends. See table below.

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prime directive: Acting in shareholders’ best interest. Looking beyond its recent actions we believe the Board’s long-term track record, and the attendant decimation of Intevac’s stock price, has shown that the Board has failed to ably fulfill its duties to shareholders. The majority of the Board and all of its leadership have been present for the bulk of the Company’s most recent speculative venture, which began in earnest in 2010, including its Chairman; its Independent Lead Director; and the Chairmen of each committee. Several have logged ten or more years on the Board. We believe it’s time for a change.

If elected, we expect that our Nominees will be experienced, objective and thoughtful directors. As such, we believe our Nominees can assist the Board in making better decisions that will enhance value for all of Intevac’s shareholders. Voce is not proposing its Nominees in connection with any specific investment agenda, nor is there any agreement among the Nominees, or between the Nominees and Voce, with respect to any matters the Nominees may be called upon to consider in their capacity as directors. The Nominees will owe fiduciary duties to all Intevac shareholders and we expect that they will take these responsibilities seriously. Moreover, if elected Voce’s three Nominees will not constitute a majority of the Board and we would expect the Nominees to work constructively with Intevac’s legacy directors in furthering the interests of all shareholders. Nonetheless, we believe they will bring valuable skills; fresh perspective; and independence to Intevac’s Board that will materially improve the Board’s decision making in such critical areas as capital allocation, corporate strategy and operational discipline, among others.

Seeing Sun Spots? Intevac’s Solar Eclipse

In 2009 Intevac announced it would attempt to develop expensive technologies that it hoped large solar companies would purchase to increase the efficiency of their production of solar cells. In 2010, it purchased Solar Implant Technologies (“SIT”), a two-year old Silicon Valley development stage startup, specializing in ion implantation. In an echo of previous failed forays into new ventures, Intevac seems to us to have been blinded to the myriad challenges and chose to fixate instead on the potentially large size of the market. By entering Solar, Intevac volunteered to compete against an industry behemoth: Varian Semiconductor Equipment Associates (“Varian”), which had already pioneered the ion implant application in this market. Compounding matters, an even bigger behemoth, Applied Materials, subsequently purchased Varian for $4.2 billion. Intevac’s response? As the Company’s founder and Chairman, and CEO at the time, Norman H. Pond tried to reassure shareholders on the Company’s fourth quarter 2012 earnings call, “I'm sure they'll have a great machine. We're working hard to have a better machine and avoid being squashed.”

From the beginning, the Company’s predictions about the potential of the Solar business have proven overly optimistic and as a result management has had to slash its estimates of the size of the market. In 2011, management repeatedly gauged its served market at $1 billion, projecting it to grow to $3 billion in 2015. In 2012, the Company approximated its addressable market to be $1.4 billion in 2012 growing to $2.1 billion in 2013. Management currently estimates the market opportunity will grow to be only $200 million – in 2017.3

Revenue expectations have tracked the same pattern. Management initially predicted it would begin recognizing Solar revenues from the shipment of systems as early as 2010. In, 2011 it forecast that 2012 would “be the year of ramping revenues” in Solar and guided to $10-20 million in Solar revenue. On the 2012 second quarter conference call, the Company’s CEO at the time, Kevin Fairbairn, reasserted that “[w]e are on track with our goals to penetrate this market and to position the company for repeat orders beginning as early as the fourth quarter and certainly, into 2013. We continue to believe that the solar market represents a very large opportunity for us,” while at the same time cutting its forecast for 2012 to $6.5-9.0 million, albeit still representing 3-4 units. 2012’s final tally? 1 unit.4

Along the way, Intevac attempted various market strategies as their original commercial approach to the Solar market (an unsound one, in our opinion), was unsuccessful. Various assurances to shareholders that it would

3 Earnings call transcripts for 4Q10, 2Q11, 1Q12 and 3Q13.

4 Earnings call transcripts for 4Q09, 2Q11, 4Q11 and 2Q12; 2012 Form 10-K.

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reduce costs through alternative arrangements such as licensing; partnerships; and customer reimbursements for bespoke engineering (so-called “NRE”) have all failed to materialize.

Intevac has argued that it was simply swept up along with many other investors in overestimating the pace at which the solar industry would recover in what we believe is an attempt to deflect responsibility and to rebuild its credibility. As Mr. Pond stated on the Company’s fourth quarter 2012 earnings call: “[C]onditions were very different in 2009 when we had made the decision to begin the project and we did not expect to see a major collapse of the business that has occurred, driven by just too much capacity. So the markets are quite different than we thought.” But that’s highly misleading in our opinion. At the time, Intevac stated the opposite: Its position then was that overcapacity would persist but claimed that it wasn’t concerned because it expected to meet its projections through retrofitting of existing capacity. Here’s what Mr. Fairbairn said at an investor conference in December 2011:

Now, we believe because of the overcapacity in the industry, there's not going to be a lot of new tool sales for the next couple of years. We always believed that would be the case. We thought this industry was going to look just like the hard drive industry in the late '90s, early 2000s, when there was too much capacity and there was no equipment sales. But what lesson we did learn from our hard drive experience is people will always buy technology if it can improve the competitiveness of their products and lower their costs. And that is our strategy in this industry.

Management repeatedly touted retrofitting as a successful strategy to circumvent the impact of industry overcapacity until as recently the Company’s first quarter earnings call last year. However, retrofitting has not been successful and, in fact, “overcapacity” now reigns as management’s most frequent excuse for Solar’s failures. Here’s Intevac’s new CEO, Wendell Blonigan, on the fourth quarter 2013 earnings call: “Since [2010-11], the market for solar capital equipment deteriorated significantly, and our results to diversify into this market have been disappointing. The manufacturing capacity that was procured and installed from 2008 through 2011 put the industry into significant overcapacity, drove solar prices down, pushed cell manufacturers' business in red and constrained their access to capital.” Has Intevac failed in Solar due to unforeseen industry developments or because it did not understand its own business plan – or both? The former would still be troubling, but the latter is quite alarming, particularly in light of Intevac’s ongoing challenges and the Board’s request for shareholder permission to continue investing in this project.

The resulting damage inflicted on shareholders has been truly staggering, in our opinion. Including the acquisition of SIT, the Board has now countenanced the expenditure of more than $70 million in pursuit of its Solar dream.5 Since the intensification of this effort in 2010, the Company’s cash and investments balance has plummeted from $137 million to $81 million, a drop of more than $2.50 per share. Even with the recent spending cuts, the Company still expects to burn through another $5 million in 2014. Moreover, beyond the hard costs we believe the Solar activities consume a disproportionate amount of time and attention by senior management (and investors).

Intevac’s Continual Pursuit of Novel Businesses

Far from an isolated occurrence, Intevac’s to-date futile pursuit of Solar bears to us a striking resemblance to other windmills at which it has previously tilted. For example, Intevac took not one but two runs at cracking the semiconductor etch market, a fiercely competitive business with high barriers to entry. Intevac first tried, unsuccessfully, to introduce an etch tool for noncritical process steps in the 65nm phase. Unbowed by its failure to gain traction there, it then returned with an attempt to break into the even more demanding critical dielectric etch step in the 45nm phase. As with Solar, Intevac selected markets dominated by much larger companies – Lam Research, Applied Materials and Tokyo Electron – whose collective market share exceeded 95%.6 Also like Solar,

5 Includes Solar expenses from 2011 through 2013 and the cost of the SIT acquisition. Earnings transcript for 4Q12; 2012 Form 10-K; and Voce meetings with management.

6 Intevac’s decision to continue banging its head against the Applied Materials wall in Solar is particularly puzzling given the beating it took from AMAT in dielectric etch.

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Intevac initially justified the effort by promoting the size of the addressable market (approximately $2.5 billion) and articulating relatively small market share gain assumptions (10%) without really understanding, in our view, how it would go about getting there. Again, similar to Solar, a rolling series of unfulfilled predictions ensued, such as forecasting $100 million of etch revenue in 2008; then predicting initial orders would come in 2009; and promoting a ballyhooed partnership that would break open Asian markets for the product. The effort was finally abandoned in 2010. Along the way Intevac vaporized almost $80 million dollars of shareholder capital, as expenses for this venture at some points represented more than half of the Company’s approximately $70 million in annual operating expenses. Interestingly, when it threw in the towel on etch, rather than winding down the spending it merely moved many of the employees over to its newest fancy … Solar.7

We see a similar tendency in Intevac’s 2007 purchase of DeltaNu, LLC, in which the Company acquired handheld Raman spectroscopy instruments. In 2008 Intevac projected $25-35 million in near-term revenue of Raman instruments from the medical diagnostics and chemical detection markets, industries in which Intevac had no experience; by 2010 management was still forecasting that the Raman business would generate $10 million per year within the next two to three years. But the business failed to gain traction, and Intevac then sold it in 2013 for a loss.8

The Company points to its Photonics business as its great diversification success story.  The recent award of the Apache helicopter program is impressive and we believe the business has value. The Company consistently talks about Photonics’ $100 million long-term revenue potential. But before popping the champagne corks it’s important to remember that the Company has been forecasting $100 million in long term revenue for Photonics since at least 2007. Further, Photonics has just recently reached break-even profitability, having accumulated operating losses of $50 million since the Company began segment reporting in 1998.  In order to just get its money back, the Company would have to sell the Photonics business for $50 million (or 1.7x LTM revenue).  To meet the Company’s stated hurdle rate of 17-20% on invested capital, the required valuation for Photonics would exceed $200 million (or nearly 7x LTM revenue).9

Long-Term Value Destruction

We believe the primary responsibility for these failings lies squarely with Intevac’s Board. One of the most important Board responsibilities is the stewardship of shareholder capital. In allocating this precious resource the Board has ultimate authority to decide among its many competing opportunities; specifically, the Board chooses which businesses the Company should operate and how much capital it is appropriate to risk in the pursuit of them. Furthermore, to properly discharge its duties the Board must assure itself that any selected investment is likely to earn an acceptable rate of return. In doing so the Board implicitly benchmarks its capital allocation choices against the ever-present option of simply returning the capital to shareholders if an appropriate return on it cannot be earned by the Company. We believe that at all times the Board must deploy shareholder equity with a singular purpose: To earn an attractive investment return which exceeds its cost of capital. The Board should and must be held accountable for the actual results.

We believe the facts demonstrate that Intevac’s Board has failed miserably in this regard. As stated earlier, shareholders are already in excess of $70 million underwater on Solar, and that deficit will grow by at least $5 million more this year. Photonics may have turned the corner, but it still has $50 million of its own losses to make up just to break even. Add almost $80 million in the previous failed etch attempts and a value-destroying acquisition, and the numbers are stark: Intevac has recorded negative operating income over the last ten years despite generating more than $200 million in operating profits in its HDD business. Even if we just focus on the period beginning in 2010, when the Board shifted focus from the semiconductor debacle to the Solar venture, the

7 JPM Morgan December 2007 research report; earnings call transcripts for 1Q07, 3Q08, and 4Q08.

8 Earnings call transcripts for 2Q08, 2Q10, and 1Q13.

9 Forms 10-K for 2000 to 2013; Voce meetings with management.

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picture appears to us to be equally grim: The Company’s book value was over $9.00 in 2010 but by the end of last year had fallen to $5.42, eroded by the concurrent Solar losses and continued consumption of capital to underwrite them.

We believe the unending sea of red ink at Intevac has resulted in the public markets assigning a heavy discount to the Company’s businesses. Prior to the announcement of the share repurchase plan on November 21, 2013, Intevac’s shares were trading for approximately $5.50; its average trading price in the previous one-week, one-month, six-month and 1 year periods were $5.51, $5.33, $5.67 and $5.14, respectively. With a tangible book value of $5.37 per share at the end of the third quarter in 2013, this means that the stock was trading either at, and at many times significantly below, the value of its shareholder equity. Adjusting for the Company’s large cash balance at the time, its enterprise value then was only $44 million. In our opinion, this is stunningly cheap for a business that was forecasted to post revenues of approximately $68 million at the time – a multiple of only 0.64x forward sales, well below its peers and its own long term average. We believe it more likely that the valuation overhang was a function of the eye-watering Solar losses and the dwindling cash balance, causing public investors to heavily discount the latter.

Not surprisingly, the day after the announcement of the return of some of this capital, the stock appreciated over 8% in a march that continued largely uninterrupted through year-end 2013, skyrocketing by 38% in the just those 26 trading days. It followed through into January, rising another 18% before peaking at $8.79. Yet we believe that these statistics, impressive as they are, illustrate again the Board’s lack of sophistication in capital allocation and capital markets. In our view, the correct mechanism to return capital to shareholders when the stock was trading at or below book value was a tender offer. Given Intevac’s limited liquidity, we believe a tender offer posed the best prospect for returning a large amount of capital while at the same time retiring a significant number of shares. We explained this in two separate meetings with members of management and the Board, and we followed it up in writing – to no avail. In the fourth quarter of 2013, Intevac repurchased only 241 thousand shares of stock at a weighted average price of $6.97, substantially in excess of (a) its book value and (b) it trading range over the previous year. The outcome unfortunately illustrated the exact point that we had made to the Board in November: We believe the open market repurchase drove the stock price significantly higher (a good thing, assuming it’s not temporary) but failed to retire a significant number of shares or to take advantage of the depressed valuation (not a good thing, and in fact a terribly missed opportunity).

The collective results of this multi-year pattern have been catastrophic for Intevac’s shareholders. As shown in the table below, Intevac’s share price performance has been a long-term underperformer over relevant periods of time and against any reasonable benchmark or peer comparison. And in the past ten years it has lost nearly 2/3 of its value:10

	One Year	Three Years	Five Years	Ten Years
	(11/21/12-11/21/13)	(11/21/10-11/21/13)	(11/21/08-11/21/13)	(11/21/03-11/21/13)
Intevac	21.7%	-57.9%	25.3%	-65.0%
Russell 2000 (IWM)	42.3%	61.3%	196.0%	140.8%
Nasdaq (QQQ)	32.5%	64.4%	228.0%	161.2%
Peer Group (from Intevac's Proxy Statement)	24.0%	-5.4%	224.4%	-11.8%

Critical Choices Confront Intevac’s Board

While we believe that Intevac’s Board has failed shareholders during the previous Lost Decade, what’s most important is that many critical choices lie ahead, making the addition of needed skills to the Board more crucial than ever. First, even with the Company’s recent announcement of cuts in Solar we remain unconvinced

10 November 21, 2003 through November 21, 2013, the date on which Intevac announced it was adopting part of Voce’s recommendation for capital return. The iShares Russell 2000 ETF was selected as it is the most broadly followed ETF of small-capitalization companies and Intevac was a member of the Russell 2000 until June 30, 2013. The PowerShares QQQ Trust was selected as it is the most broadly followed technology-based ETF. Each approximates the total shareholder return of the index it tracks. We believe that, as Intevac is a small capitalization technology company, these ETFs are the most appropriate well-diversified ETFs to use for comparison purposes.

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more savings cannot be achieved. As late as the middle of last year the Company claimed that additional Solar cuts could not be found, yet eventually, under continued shareholder pressure, including from Voce, it did in fact further reduce the spending.11 Looking ahead, one possibility is that the Company eventually concedes defeat in Solar. If so, we fear the Board will simply swing the resources from Solar into yet another new adventure; this is exactly what it did at the conclusion of the previous etch project, transferring them to Solar. The regular reassignment of resources to a rolling series of science projects also leads us to question whether the true extent of the Solar investment may be masked by carrying some of the costs elsewhere in the P&L.12

On the other hand, if Solar becomes successful, then what? How much more capital should the Board dedicate to support Solar’s growth? At some point, the spending might need to be increased. And in an extreme case, the business might become so successful that it might be a candidate for harvesting.

Yet the Board’s track record gives us little faith that it will be able to dispassionately assess those events if and when they transpire, given what seems to us to be a limitless appetite for all things Solar. Despite the Company’s dramatic losses in Solar, Mr. Pond stated confidently on the Company’s fourth quarter 2012 earnings call, “our outlook continues to be that it's going to be a big business . . . and we are not giving any consideration to selling it at this point.” We believe that recent personnel choices by the Company underscore that it has no intention of altering its commitment to Solar. On July 9, 2013 the Company announced the hiring of Wendell Blonigan, most recently the founder and CEO of Orbotech LT Solar, as Intevac’s CEO. On January 7, 2014 the Company announced that Jay C. Cho, one of Mr. Blonigan’s former employees at Orbotech, had joined Intevac to lead its Solar business. Regardless of the direction Solar goes, there will be many decisions to make and, given this Board’s history and its decided tilt toward Solar, as evidenced by its most recent hiring decisions, we believe shareholders deserve greater comfort that the Board has the right expertise and objectivity to navigate these choices.

Second, and on a similar note, while management regularly states that it’s open to monetizing Photonics “at the right time,” we do not believe the current Board has the ability to identify that magic moment nor to ably execute upon it. The Company has made rolling promises of $100 million of Photonics revenue since at least 2007. The Company has at different times stated to us that it might sell, IPO or spin-off the business; management’s responses to our questions about the scale required to make either of the latter alternatives feasible have been unconvincing to us. It’s unclear to us whether the Company will ever be willing to part with Photonics and, regardless, we believe the Board’s lack of capital markets expertise should be augmented.

Third, the Company’s large amount of excess capital cries out to us for more sophisticated capital allocation expertise. After years of telling investors that it had no plans to return capital, only two days after we suggested potential board reform the Company suddenly announced a $30 million open market repurchase. While we were pleased to see the Company acknowledge that it has excess capital that should be returned to shareholders, we do not believe the open market repurchase announced in November was the optimal mechanism for doing so. If the goal is really to return capital rather than simply deflect criticism, we believe a much better solution would have been to repurchase a large amount of stock, which was then trading at book value, in a tender offer – exactly what we urged Intevac to do at the time. While the open market repurchase has returned some capital since then, it’s driven the stock much higher without retiring a material number of shares. Further, we believe it would take several years to fully execute this program given the liquidity in the stock. We believe an ongoing assessment of these issues and alternatives is required with respect to the current program. Of course, should management make good on its commitment to monetize Photonics, or should Solar take off, then a similar exercise with those proceeds will also be required.

Finally, we believe the elephant in the (clean) room at Intevac is not simply the appropriate amount to spend on Solar; how to maximize the value of Photonics; or the optimal method of returning shareholder capital. Critical as these questions are, we believe they are really metaphors for the much larger debate over whether it is

11 Voce meeting with management.

12 Solar financials (and previously etch financials) are buried in the Equipment segment along with the HDD business making it very difficult for investors to analyze them independently.

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appropriate for a relatively small company such as Intevac to attempt to operate as what is essentially, in our opinion, a publicly traded venture capital portfolio. The various “diversification” efforts that the Board has undertaken over time, even the ones that have generated some revenue, have drawn the Company into all manner of disparate businesses, with different customers and end-markets. The semiconductor clients it pursued in its failed etch endeavors were very different than its traditional HDD customer base; Photonics, selling primarily to the Department of Defense, has no overlap with the rest of the business, and doesn’t even leverage a common technology platform; and the Solar market and customers are different yet again. Are the additional complexities and risks of pursuing such varied opportunities really better than focusing on the Company’s dominant HDD business?

Most frustrating to us is the Board’s belief that it has license to constantly plow the profits of the HDD business back into missions it finds interesting, apparently without regard to the return on these investments. Aside from its dismal investment track record, we also question whether Intevac is an appropriate vehicle for this type of speculation. There are ample opportunities for investors seeking exposure to exciting Silicon Valley innovation: Principal among them would be venture capital funds, of which there are hundreds from which to choose; there are also much larger enterprises with extensive resources and talent that specialize in profitable, targeted innovation in the industries they know best. A generalist R&D charter pursued by a subscale public company, with the attendant corporate overhead and other inefficiencies, seems to us a poor choice for an investor seeking to gain this type of exposure.

Complementing Intevac’s Board with Needed Expertise

With these pressing questions confronting Intevac, and, in our view, the deficit of skills on the current Board to answer them, we recruited the Nominees and assembled our proposed slate of directors.

We nominated Marc T. Giles to serve on Intevac’s Board because his previous experience as CEO of Gerber Scientific (NYSE:GRB) is directly relevant to the choices Intevac now faces. Gerber was at that time operating as an approximately $600 million, complex “mini-conglomerate” with five subsidiaries in capital equipment, software and services. It served multiple customer bases with sales and operations in over 100 different countries. Under Mr. Giles leadership, Gerber streamlined its portfolio by investing in and growing its core businesses while divesting other units and ultimately selling the remaining company for a significant premium in July 2011. Prior to Gerber, Mr. Giles held a number of senior operating, marketing and strategy roles at FMC Corporation, a diversified industrial and manufacturing company, during his twelve years there. Finally, Mr. Giles currently serves on the Board of two other publicly traded companies that are significantly larger than Intevac: Checkpoint Systems, Inc. (NYSE:CKP) and Lydall, Inc. (NYSE:LDL).

Joseph V. Lash is a seasoned corporate advisory and investment professional with over 25 years of experience. Mr. Lash brings expertise in capital allocation strategy, planning and implementation. He has had significant involvement as a principal investor in industrial technology, traditional and renewable energy and power markets. Mr. Lash has previously sat on the Boards of four publicly traded companies and also served as a Trustee of a university and its endowment. In addition, Mr. Lash’s prior tenure as a senior investment banker gives him strategic corporate advisory and capital markets expertise which will be of value to Intevac.

J. Daniel Plants lends credibility and expertise as an accomplished advisor, investor and corporate governance expert. He has been the Managing Partner of Voce Capital Management LLC since founding the firm in 2009. Prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC, an investment banking and asset management firm focused on small capitalization companies, from July 2007 through May 2009. Prior to then, Mr. Plants held a number of positions at leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan Chase and as a corporate attorney with Sullivan & Cromwell.

At the same time, we are not seeking control of the Board; the Nominees will not, if elected, constitute a majority of the Board. Other than Mr. Plants, our nominees have no ties to Voce and will not receive any compensation from Voce for serving in this capacity. We believe all of our nominees will satisfy Nasdaq’s

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definition of independence and as members of the Board they will owe their fiduciary duties solely to the Company’s shareholders. We believe they will, subject to their fiduciary duties, endeavor to work constructively with Intevac’s remaining legacy directors to address the issues enumerated herein in an effort to enhance value for all of Intevac’s shareholders.

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BACKGROUND OF THE PROXY SOLICITATION

We invested in Intevac because we believed the Company was undervalued; we still do. Beginning in June 2013, we held a number of meetings with members of the Company’s management and Board in order to evaluate Intevac’s business and operations; analyze its strategic and capital allocation choices and processes; and assess its corporate governance.

On June 24, 2013 representatives of Voce met telephonically with Jeffrey Andreson, Intevac’s Executive Vice President, Finance and Administration and Chief Financial Officer. The meeting involved an extended discussion of each of Intevac’s businesses and markets as well as its financial performance. Mr. Andresen stated that the Photonics business, which he conceded has little nexus to the rest of Intevac, will be spun off or taken public once management believes that it has reached critical mass. Regarding the Company’s capital allocation and large cash balance Mr. Andreson stated that the Company had no plans to repurchase shares or return capital via a dividend.

We met again with Mr. Andreson, and with Norman Pond, the Company’s Chairman who was also the Company’s Chief Executive Officer at the time, at the Company on July 2, 2013. Part of the meeting involved the Company’s lengthy operating history and the various strategic choices it had made in creating the conglomeration of businesses that it currently oversees. The meeting also focused on possible ways to reduce the ongoing losses incurred by its Solar division. Mr. Pond stated that he didn’t feel that expenses could be cut any further because he didn’t want to eliminate any additional employees from the Company. He also reiterated the Company’s opposition to returning capital to shareholders and stated a desire to deploy the capital instead into acquisitions, and preferably a substantial acquisition.

On July 10, 2013 we participated in a group meeting with Messrs. Pond and Andreson at an industry conference in San Francisco.

On July 29, 2013 the Company announced its results for the quarter ended June 30, 2013 and on August 1, 2013, Mr. Andreson visited our offices to discuss the results in greater detail.

On October 31, 2013 we met at the Company’s headquarters with Mr. Blonigan, Intevac’s recently-appointed CEO, and Mr. Andreson.

On November 19, 2013, Voce met again with Messrs. Blonigan and Andreson, and with Mr. Pond, at the Company. The meeting included a wide-ranging discussion about the options available to optimize the Solar and Photonics businesses. Voce proposed at the meeting that Intevac undertake a tender offer for Intevac shares of $20-25 million to return shareholder capital and to rebalance the Company’s portfolio toward its HDD business, and explained its rationale in detail. In response, Mr. Pond stated that the Board was opposed to repurchasing stock – consistent with the policy espoused by management in every previous meeting with Voce. Voce also expressed its view that it believed the appropriate way to analyze and address all of these issues was through the addition of targeted expertise to Intevac’s Board. However, Mr. Pond stated that Intevac had no plans to make any changes to its Board. Voce noted that the impending nomination deadline meant that shareholders would be deprived of the ability to nominate directors at the annual meeting if they disagreed with the Company’s 2014 capital allocation plan, which management stated wouldn’t be revealed until sometime in the first quarter of 2014. Voce requested that the Board postpone the nomination deadline until after the public announcement of the 2014 plan.

On November 21, 2013 – just two days after Mr. Pond’s emphatic reiteration of the Board’s policy against returning capital – Intevac issued a sudden late evening press release that the Board had authorized an open market share repurchase plan of up to $30 million.

In response, Voce sent a letter to the Company’s Board on November 25, 2013. The letter stated in part:

We’re encouraged to learn that you now agree with us that Intevac has at least $30 million of excess capital that can be returned to shareholders. But the manner in which you propose to do it,

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and the apparent method by which you arrived at this conclusion, leaves much to be desired. A mere announcement such as this does not commit the Company to actually buy back any shares. More importantly, with Intevac’s limited liquidity it will take forever to actually repurchase this much stock in the open market. Even were you to purchase 20% of the daily trading volume (a generous number for such purposes), it would take almost two years to accomplish this. You’re likely to either have to purchase the shares dearly or be forced to extend the program over a much longer period.

The November 25 letter also questioned why the Board had made such an abrupt change in policy and whether it had taken ample time for due consideration of all alternatives:

Other than a desire to try to somehow deflect our mounting criticisms, what was the rush to make this announcement so quickly after our meeting? If the Board was as opposed to buying back stock as you have always maintained, how did it flip-flop 180 degrees within 48 hours? And how much time could the Board have spent evaluating all of the alternatives available to maximize the efficiency of the capital return? The outcome suggests very little thought was invested in reaching your conclusion.

Finally, the November 25 letter reiterated our previous demands that Intevac’s Board required substantial changes:

The Board’s actions leave us more concerned than ever that it simply lacks the skills and experience to allocate the Company’s capital in a disciplined, thoughtful manner. Accordingly, we believe significant changes to Intevac’s Board are in shareholders’ best interests and we intend to pursue them. We are open to working with you to add appropriate expertise to the Board but should we not accomplish this by December 4, 2013 (the purported notification deadline set by Intevac’s by-laws for director nominations), we shall proceed to nominate a slate of directors to stand for election to Intevac’s Board at the next annual meeting.

On November 29, 2013 the Company filed a form 8-K announcing that on November 27 the Board had extended the deadline for the nomination of directors by a mere week – from December 5 to December 12. That same day, Mr. Pond emailed Mr. Plants that, “I write to inform you that the board has agreed to your request to extend the deadline for nominating candidates to the Intevac board. Specifically, the board has extended the deadline to 5:00 pm pst on December 12.” (emphasis added).

Midday on December 4, 2013 (the date by which Voce had committed to nominate directors if the Company did not commence discussions with Voce regarding Board representation), Voce submitted its nominations for the Nominees to the Company’s Corporate Secretary, Mr. Andreson. Approximately three hours later, Voce received via email a brief letter from Mr. Pond purporting to respond to the November 25 letter. The letter concluded “[a]t your request, we recently extended our deadline for director nominations so that we could continue a constructive dialog with you.”

On December 10, 2014 the Company announced the appointment of a new director to the Board, who was not one of the three independent nominees submitted by Voce, and separately advised Voce that it was not considering adding any of Voce’s nominees to the Board.

On January 29, 2014 the Company reported its fourth quarter and full year 2013 results and provided its outlook for 2014. On February 7, Voce met with Messrs. Blonigan and Andreson to discuss the results and outlook.

On February 27, 2014 Mr. Pond telephoned Mr. Plants and suggested that Intevac would be willing to interview the Nominees. Mr. Plants did not believe the offer to interview the Nominees was genuine for several reasons. First, Mr. Plants found it unusual that Intevac had waited almost three months since Voce submitted its nominees (back on December 4) to offer to interview the Nominees. In fact, in another, unrelated matter Voce had just issued a press release the previous evening wherein it criticized the board in that other matter because it did not

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“ask to interview our candidates.” As such, Mr. Plants was suspicious of the timing of this request. Second, Mr. Pond also stated that Intevac would not expand the size of the Board to accommodate any new appointees (despite having done so to make room for Mr. Drapkin). Mr. Plants was concerned that Intevac would have to be convinced to remove incumbent directors to make room for the Nominees, a hurdle that Mr. Plants believed was unreasonable. Third, Mr. Pond insisted that Intevac would make no commitment to add any of Voce’s Nominees, even if it believed they were qualified. Mr. Plants stated that he believed it neither customary nor efficient to conduct such interviews outside of the context of settlement negotiations. In response, Mr. Pond was emphatic that the Company did not intend to seek resolution of Voce’s concerns through any type of negotiated settlement. As such, Mr. Plants concluded that Intevac’s sudden interest in meeting the Nominees was designed merely for public relations purposes and, in light of these concerns, Mr. Plants declined Mr. Pond’s invitation.

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PROPOSAL 1

ELECTION OF DIRECTORS

We are seeking your support at the Annual Meeting to elect our three independent Nominees, Marc V. Giles, Joseph V. Lash and J. Daniel Plants.

According to the Company Statement, the Board currently consists of eight directors whose terms will expire at the Annual Meeting, and the Company has nominated these eight directors for election at the Annual Meeting. To enable stockholders to vote for eight directors, on the GOLD proxy card, we are soliciting proxies in support of our Nominees and authority to vote for all of the Company’s nominees other than [______], [_______] and [______]. Therefore, if so authorized by a stockholder on the GOLD proxy card, we would cast votes for our three Nominees and five Company nominees. There is no assurance that any incumbent Company director will serve as a director if one or more of our Nominees are elected to the Board. You should refer to the Company Statement for the names, background, qualifications and other information concerning the Company's nominees. The nominations of our Nominees were made in a timely manner and in compliance with the Company’s governing instruments.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships

Marc T. Giles c/o Voce Capital 600 Montgomery Street Suite 210 San Francisco, CA 94111	58

Mr. Giles was the President and Chief Executive Officer of Gerber Scientific, Inc., a manufacturer that provides software, computerized manufacturing systems, supplies and services to a wide variety of industries, from 2001 until February 2012, and provided transitional executive services to Gerber Scientific through his retirement on December 31, 2012. Mr. Giles previously served as Senior Vice President and President of Gerber Technology, Inc., a subsidiary of Gerber Scientific. Prior to joining Gerber Technology, Mr. Giles served in several senior positions in business unit management, strategy development, mergers and acquisitions and sales and marketing management with FMC Corp., a manufacturer of machinery and chemicals. Mr. Giles has served as a director of Checkpoint Systems, Inc., a global leader in merchandise availability solutions for the retail industry, since March 2013, where he also serves as a member of the Audit Committee; Lydall, Inc., which produces specialty engineered products, since April 2008, where he also serves as a member of their Compensation Committee and Corporate Governance Committee; and Gerber Scientific, Inc. since 2001.

Based on Mr. Giles’s experience leading companies through strategic shifts and operational changes, his particular strengths in strategic planning, operations, business development, and his knowledge of directorial and public company governance matters from his years of service on the boards of numerous enterprises, we believe he is well-qualified to serve as a director of the Company.

Joseph V. Lash c/o Voce Capital 600 Montgomery Street Suite 210 San Francisco, CA 94111	51

Mr. Lash is the Managing Member of VT Capital, LLC, a private equity investment firm, which he founded in 2010. Prior to that, he was a senior executive with Tontine Associates, LLC, a private investment partnership, from July 2005 until October 2010. Prior to Tontine, Mr. Lash held a number of senior positions in the mergers and acquisitions departments of leading Wall Street firms, including as a Managing Director at both JPMorgan Chase & Co. and Kidder, Peabody & Co. (later PaineWebber). Mr. Lash has previously served as a director of Exide Technologies, an industrial and transportation supplier of

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stored electrical products, from March 2007 until May 2010; Integrated Electrical Services, Inc., a provider of electrical and communications solutions, from June 2006 until February 2011; Neenah Enterprises, Inc., a manufacturer of municipal and industrial iron castings, from May 2006 until July 2010, where he served as Chairman of the Board of Directors from February 2009 until July 2010; and The Grand Union Company, a retail supermarket chain, from August 1998 until June 2000. Mr. Lash previously served as a member of the Board of Trustees of Ohio Wesleyan University from July 2007 until June 2012.

Based on Mr. Lash’s experience in investment banking and finance, experience investing in public and private enterprises, and knowledge of directorial and public company governance matters from his years of service on the boards of numerous enterprises, we believe he is well-qualified to serve as a director of the Company.

J. Daniel Plants 600 Montgomery Street Suite 210 San Francisco, CA 94111	47

Mr. Plants has been the Managing Partner of Voce Capital Management since founding the firm in 2009. Prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC, an investment banking and asset management firm focused on small-capitalization companies, from July 2007 through May 2009. Prior to then, Mr. Plants held a number of positions at leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan Chase and as a corporate attorney with Sullivan & Cromwell. He has previously served as a director of Volunteers of America – Greater New York from 2002 until 2005 and the Bay Area Urban Debate League, which he co-founded and where he served as Vice Chairman, from 2008 until 2012.

Based on Mr. Plants’s career in investment banking and principal investing and experience with corporate governance and strategic transactions, we believe he is well-qualified to serve as a director of the Company.

We believe that each of the Nominees qualifies as independent under the Company's Corporate Governance Guidelines, under applicable Nasdaq rules and under Item 407(a) of Regulation S-K, and we have no knowledge of any facts that would prevent a determination that each of the Nominees is independent.

Each of the Nominees has entered into a nominee agreement pursuant to which VCM has agreed to pay the costs of soliciting proxies, and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. The Nominees have not received any compensation from Voce for serving as nominees, and they will not receive any compensation from us for their services as directors of the Company if elected. Each of the Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company Statement. Other than as stated in this Proxy Statement, there are no arrangements or understandings between Voce and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made. Each of the Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected.

Voce does not expect that any of the Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Nominees should occur unexpectedly, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by Voce, to the extent permissible. Voce specifically reserves the right to nominate additional persons, to the extent permissible, if the Company increases the

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size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as directors. If Voce determines to add nominees, Voce will supplement this Proxy Statement. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or change its composition constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE YES TO THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

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PROPOSAL 2

COMPANY PROPOSAL TO APPROVE OF AN AMENDMENT TO THE INTEVAC 2003 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company Statement, the Company has proposed the approval of an amendment to the Intevac 2003 Employee Stock Purchase Plan to increase the number of Shares reserved for issuance thereunder by 500,000 Shares.

WE DO NOT OBJECT TO THE APPROVAL OF AN AMENDMENT TO THE INTEVAC 2003 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED THEREUNDER BY 500,000 SHARES AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

COMPANY PROPOSAL TO APPROVE OF AN AMENDMENT TO THE INTEVAC 2003 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company Statement, the Company has proposed the approval of an amendment to the Intevac 2012 Equity Incentive Plan to increase the number of Shares reserved for issuance thereunder by 1,000,000 Shares.

WE DO NOT OBJECT TO THE APPROVAL OF AN AMENDMENT TO THE INTEVAC 2012 EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 1,000,000 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 4

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company Statement, the Board has selected Grant Thornton LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014. According to the Company Statement, stockholder ratification of the selection of Grant Thornton LLP as the Company’s independent public accountants is not required by its Bylaws or other applicable legal requirements. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year, if it determines that such a change would be in the best interests of the Company and its stockholders.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2014 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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 PROPOSAL 5

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company Statement, the Company is providing stockholders with the opportunity to approve, on an advisory basis, the Company’s executive compensation in the Company Statement. Because this vote is advisory, it will not be binding on the Company. Based on the Company Statement, we believe this Proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company’s Proxy Statement for the 2014 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the tabular disclosure regarding such compensation and the accompanying narrative disclosure.”

WE DO NOT OBJECT TO THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of the Company’s Common Stock is entitled to one vote. Stockholders are not entitled to cumulative voting rights. Stockholders who sold any Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their Shares after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

According to the Company Statement, only stockholders and invited guests of the Company may attend the Annual Meeting in person. Stockholders may be asked to present photo identification (e.g., a driver’s license or passport) for entry, and stockholders owning their shares through a brokerage firm, bank or other nominee may be required to present a statement from such brokerage firm, bank or nominee reflecting the stockholder’s ownership. Directions to the Annual Meeting are available by contacting Georgeson toll-free at ( ) - .

Also, according to the Company Statement, stockholders of record as of the Record Date will be allowed to vote their Shares in person by ballot at the Annual Meeting. Stockholders holding shares through a brokerage firm, bank or other nominee will not be able to vote in person by ballot at the Annual Meeting unless they vote a “legal proxy” at the Annual Meeting obtained in advance from such brokerage firm, bank or other nominee.

Shares represented by properly executed GOLD Proxy Cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the amendment of the Intevac 2003 Employee Stock Purchase Plan, FOR the amendment to the Intevac 2012 Equity Incentive Plan, FOR the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the Fiscal Year ending December 31, 2014 and FOR the advisory vote on approving executive compensation, as described herein and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

The Board is currently composed of eight directors, whose terms expire at the Annual Meeting. This Proxy Statement is soliciting votes to elect our three Nominees. As the Company has nominated eight candidates for election to the Board, by voting the GOLD proxy card, we are soliciting proxies in support of our Nominees and the authority to vote for all of the Company’s nominees other than [______], [_______] and [______]. This gives

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stockholders who wish to vote for our Nominees and such other persons the ability to do so. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company Statement. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected. The Participants intend to vote all of their Shares in favor of the Nominees and each of the Company's candidates other than [                  ], [                  ] and [                  ].

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company Statement, the presence of the holders of a majority of the Shares entitled to vote at the Annual Meeting, either in person or by proxy, is necessary to constitute a quorum at the Annual Meeting.

However, according to the Company Statement, due to the contested nature of the Annual Meeting, brokers, banks and nominees will not have discretion to vote on any proposal for consideration at the Annual Meeting and any broker non-votes will not be counted for purposes of determining whether a quorum is present. Unless beneficial owners of Shares of the Company’s common stock held by brokers, banks or nominees (i.e., in “street name”) provide instructions on how to vote on each proposal, such Shares may not be voted by such brokers, banks or nominees, and will be considered a “broker non-vote” in respect of, such proposal.

VOTES REQUIRED FOR APPROVAL

Election of Directors (Proposal 1) ─ According to the Company Statement, in a contested election, the eight nominees for director receiving the highest vote totals will be elected as directors of the Company. Withheld votes will have no impact on the election of directors. Stockholders will not be able to abstain from voting in the election of directors.

Other Proposals (Proposals 2, 3, 4 and 5) ─ According to the Company Statement, (1) the approval of an amendment to the Intevac 2003 Employee Stock Purchase Plan, (2) the approval of an amendment to the Intevac 2012 Equity Incentive Plan (3) the ratification of the appointment of Grant Thornton LLP as the Company’s independent auditor for Fiscal 2014 and (4) the approval, on an advisory basis, of the compensation of the Company’s Named Executive Officers each requires the affirmative vote of holders of a majority of the Shares present or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote against the proposal.

According to the Company Statement, broker non-votes will not be counted in determining the outcome of any of the Proposals, nor will your Shares be counted for purposes of determining whether a quorum exists.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to Voce Catalyst Partners LP, c/o Georgeson, Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Although a revocation is effective if delivered to the Company, we request that either the original or xerox copies of all revocations be mailed to Voce Catalyst Partners LP, c/o Georgeson, Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310 so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record of a majority of the outstanding Shares of the Company’s common stock on the Record Date. Additionally, Georgeson may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

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If your Shares are registered in your own name, please sign, date and mail the enclosed GOLD Proxy Card to Georgeson in the postage-paid envelope provided. If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can execute a Proxy Card for such Shares and will do so only upon receipt of specific instructions from you. Accordingly, for those Shares you own through a brokerage firm, bank, bank nominee or other institution, you must contact the person responsible for your account at the brokerage firm, bank, bank nominee or other institution and advise that person to execute and return the accompanying GOLD Proxy Card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Voce Catalyst Partners LP, c/o Georgeson, Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Your Proxy Card is important, no matter how many or how few Shares you own. Please complete, sign and return the enclosed GOLD Proxy Card as promptly as possible.

If you have any questions about executing or delivering your GOLD Proxy Card, need additional copies of Voce’s proxy materials, or require assistance, please contact:

480 Washington Blvd, 26th Floor Jersey City, NJ 07310 (Toll Free) ( ) -

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THIS PROXY STATEMENT

This Proxy Statement, the GOLD Proxy Card and other materials we have filed in connection with this Proxy Statement are available at: http://www.[___________]

SOLICITATION OF REQUESTS; EXPENSES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Participants will bear the entire expense of preparing and mailing this Proxy Statement and any other soliciting material, including, without limitation, the costs, if any, related to advertising, printing, public relations, transportation, litigation and the fees of attorneys, financial advisors, solicitors and accountants. We may solicit Proxies by telephone, email, telegram, and personal solicitation, in addition to the mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Company common stock that such institutions hold.

Voce has retained Georgeson to provide solicitation and advisory services in connection with this solicitation. Georgeson will receive a fee not to exceed $[       ], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by VCM against certain liabilities and expenses, including certain liabilities under the federal securities laws. Georgeson will solicit proxies from individuals, brokers, banks, bank

22

nominees and other institutional holders. It is anticipated that Georgeson will employ approximately [       ] persons to solicit the Company's stockholders as part of this solicitation. Georgeson does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Proxy Solicitation.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $[       ] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation). Our total expenditures to date relating to these solicitations have been approximately $[       ]. We intend to seek reimbursement of these costs from the Company. In the event that we seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company's shareholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by VCP, a Delaware limited partnership; VCM, a California limited liability company, which serves as the investment manager to VCP; VC, a Delaware limited liability company, which serves as the sole Managing Member of VCM and the General Partner of VCP; Mr. Plants, a United States citizen, who serves as the sole Managing Member of VC and the Managing Partner of VCP, and is a Nominee; and each of the other Nominees, Marc T. Giles and Joseph V. Lash.

The principal business of VCP is to invest in securities and the principal business of VCM and VC is investment management. The principal business of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [       ].

The principal business address of Voce is 600 Montgomery Street, Suite 210, San Francisco, CA 94111. The principal business address of each Nominee is disclosed in the section titled "PROPOSAL 1 – ELECTION OF DIRECTORS" on page [       ].

As of the date of this filing, the Participants beneficially own an aggregate of 127,325 Shares, constituting approximately 0.5% of the Shares outstanding, as follows: (a) 117,638 Shares are beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) by VCP, 100 Shares of which are owned by VCP in record name; (b) 117,638 Shares may be deemed to be beneficially owned by VCM, by virtue of it being the investment advisor to VCP; (c) 117,638 Shares may be deemed to be beneficially owned by VC, by virtue of it being the general partner of VCM; (d) 117,638 Shares may be deemed to be beneficially owned by J. Daniel Plants, by virtue of his direct and indirect control of VCP, VCM and VC; (e) 5,000 Shares are beneficially owned by Marc T. Giles; and (f) 4,687 Shares are beneficially owned by Joseph V. Lash. Please see Annex I for all transactions in Common Stock effectuated by the Participants during the past two years and Annex II for certain additional information regarding the security ownership of the Participants.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of Intevac; (iii) no Participant owns any securities of Intevac which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of Intevac during the past two years; (v) no part of the purchase price or market value of the securities of Intevac owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Intevac, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or

23

indirectly, any securities of Intevac; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Intevac; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of Intevac's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Intevac or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Intevac or its affiliates, or with respect to any future transactions to which Intevac or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to Intevac or any of its subsidiaries or has a material interest adverse to Intevac or any of its subsidiaries. With respect to each of the Participants, except as set forth in this Proxy Statement (including the Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws. None of the Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Nominees has ever served on the Company’s Board. No family relationships exist between any Nominee and any director or executive officer of the Company.

Joseph V. Lash, a Nominee, was a party to a nomination agreement in connection with his nomination by Voce Catalyst Partners LP to the board of directors of Obagi Medical Products, Inc. at Obagi’s 2013 annual meeting of stockholders.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 3560 Bassett Street, Santa Clara, CA 95054.

The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Except as otherwise noted herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT ANNUAL MEETING

Any stockholder wishing to submit a proposal to be included in the Company’s 2015 proxy statement pursuant to Rule 14a-8 of the Exchange Act must submit such a proposal that complies with Rule 14a-8 in writing to the Company’s Secretary at the Company’s principal executive offices located at 3560 Bassett Street, Santa Clara, California 95054. The Company must receive such a proposal no later than [       ], 2014.

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According to the Company Statement, Stockholder nominations for the election of directors and stockholder proposals not made pursuant to Rule 14a-8 must comply with the advance notice provisions contained in the Bylaws, which provide that such proposals must be submitted in writing to, and received by, the Company’s Secretary at the Company’s principal executive offices located at 3560 Bassett Street, Santa Clara, California 95054 no later than the date that is 120 days prior to the one year anniversary of the Company’s mailing of proxy materials to stockholders for the 2014 Annual Meeting (assuming a [       ], 2014 mailing date, the deadline is [       ]). To be in proper form, a stockholder’s notice must include the specified information concerning the proposals as described in the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals and nominations for the election of directors for consideration at the 2015 annual meeting of stockholders is based solely on information contained in the Company Statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Participants that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GOLD PROXY CARD AS SOON AS POSSIBLE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN PROXY CARD WITH RESPECT TO YOUR SHARES. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions, need to request additional copies of Voce’s proxy materials, or require any other assistance, please contact Georgeson, proxy solicitors for the Participants, at the following address and toll free telephone number:

480 Washington Blvd, 26th Floor Jersey City, NJ 07310 (Toll Free) ( ) -

This Proxy Statement and GOLD Proxy Card are Available at:

http://www.[___________]

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR GOLD PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

25

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT. SUCH DISCLOSURES INCLUDE, AMONG OTHER THINGS:

•	INFORMATION REGARDING SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY THE COMPANY’S DIRECTORS, NOMINEES AND MANAGEMENT;
•	CERTAIN BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMPANY’S VOTING SECURITIES;
•	CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS;
•	INFORMATION CONCERNING THE COMPENSATION OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THE COMPANY’S COMPENSATION DISCUSSION AND ANALYSIS; AND
•	COPIES OF THE PROPOSED AMENDED INTEVACE 2003 EMPLOYEE STOCK PURCHASE PLAN AND AMENDED 2012 EQUITY INCENTIVE PLAN.

ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY US OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

Voce Catalyst Partners LP

Voce Capital LLC

Voce Capital Management LLC

Marc T. Giles

Joseph V. Lash

J. Daniel Plants

[_________], 2014

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ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF INTEVAC, INC. DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. As of the date of hereof, all of the Participants that own of record or beneficially securities of the Company are listed below. The Shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

Voce Catalyst Partners LP

Trade Date	Shares Purchased (Sold)
6/26/2013	2200
7/5/2013	2599
7/8/2013	5600
7/9/2013	5100
7/24/2013	3263
7/26/2013	813
8/15/2013	7557
8/16/2013	11180
8/19/2013	5900
8/20/2013	1500
8/28/2013	263
8/30/2013	779
9/3/2013	8067
10/14/2013	10000
10/15/2013	2250
10/16/2013	10000
11/5/2013	7815
11/6/2013	5100
11/7/2013	7117
11/8/2013	60
11/18/2013	5000
11/19/2013	15000
11/25/2013	27000
11/26/2013	13000
12/13/2013	(2615)
12/16/2013	(13786)
12/17/2013	(29171)
12/23/2013	(7953)
2/28/2014	14000

Marc T. Giles

Trade Date	Shares Purchased (Sold)
3/18/2014	5000

Joseph V. Lash

Trade Date	Shares Purchased (Sold)
3/24/2014	2044
3/25/2014	2643

ANNEX II

SECURITY OWNERSHIP OF THE PARTICIPANTS

Security Ownership of the Participants

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of March 25, 2014, in each case including shares of common stock which such persons have the right to acquire within 60 days of March 25, 214, by:

•	each of the Participants; and

•	all of the Participants as a group.

Name of Beneficial Owners	Number of Shares	Percent**
Voce Catalyst Partners LP(1)	117,638	*
J. Daniel Plants(2)	117,638	*
Marc T. Giles	5,000	*
Joseph V. Lash	4,687	*
All participants together	127,325	*

*	Less than 1%

**	Based on 23,885,908 shares of common stock outstanding as of March 24, 2014, as reported by the Company in its Revised Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on March 31, 2014.

(1)	Voce Capital Management LLC may be deemed to beneficially own 117,638 shares by virtue of it being the investment advisor to Voce Catalyst Partners LP. Voce Capital LLC may be deemed to beneficially own 117,638 shares by virtue of it being the general partner of Voce Capital Management LLC.

(2)	J. Daniel Plants may be deemed to beneficially own 117,638 shares by virtue of his direct and indirect control of Voce Catalyst Partners LP, Voce Capital Management LLC and Voce Capital LLC.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of the Company’s common stock you own (your “Shares”), please give us your proxy FOR the election of the Nominees by taking the following steps:

•	COMPLETING the enclosed GOLD Proxy Card,

•	SIGNING the enclosed GOLD Proxy Card,

•	DATING the enclosed GOLD Proxy Card, and

•	MAILING the enclosed GOLD Proxy Card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed Proxy Card for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Georgeson, Inc. at the address set forth below.

480 Washington Blvd, 26th Floor Jersey City, NJ 07310 (Toll Free) ( ) -

This Proxy Statement and GOLD Proxy Card are Available at:

[http://www._____________]

 PRELIMINARY COPY SUBJECT TO COMPLETION

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:

VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

Please detach at perforation before mailing.

GOLD PROXY CARD	INTEVAC, INC. ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON [ ], 2014	GOLD PROXY CARD

This Proxy solicitation is being made by VOCE CATALYST PARTNERS LP, VOCE CAPITAL LLC, VOCE CAPITAL MANAGEMENT LLC AND J. DANIEL PLANTS (COLLECTIVELY, “VOCE”), TOGETHER WITH MARC T. GILES AND JOSEPH P. LASH (COLLECTIVELY, WITH J. DANIEL PLANTS, THE “NOMINEES”)

THE BOARD OF DIRECTORS OF INTEVAC, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoint(s) [ ] and [ ] as proxies, and hereby authorizes them to represent and to vote, as designated herein, all of the shares of common stock of Intevac, Inc. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on [ ], 2014 at [ ] Pacific daylight time at [ ], and at any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revoke(s) any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Voce a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” THE NOMINEES NAMED IN PROPOSAL 1; “FOR” PROPOSAL 2; “FOR” PROPOSAL 3; “FOR” PROPOSAL 4; AND “FOR” PROPOSAL 5.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Signature and Title, if applicable

Signature (if held jointly)

Date	VOCE_25585_032614

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Annual Stockholders Meeting to Be Held on [        ], 2014.

Voce’s Proxy Statement and this GOLD Proxy Card are available at:

[                                                   ]

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: █

WE RECOMMEND A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1

To elect Voce’s three independent director nominees, Marc T. Giles, Joseph V. Lash and J. Daniel Plants (the “Nominees” and together with Voce, the “Participants”), to serve as directors on the Board until the 2015 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to three of the Company’s director nominees.

				FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT

	01. Marc T. Giles	02. Joseph V. Lash	03. J. Daniel Plants	☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box “FOR ALL EXCEPT” and write the nominee’s number on the line provided below.

Voce intends to use this proxy to vote (i) “FOR” Mr. Giles, Mr. Lash and Mr. Plants, and (ii) “FOR” the candidates who have been nominated by the Company to serve as a director, other than [ ], [ ] and [ ], for whom Voce is not seeking authority to vote for and will not exercise any such authority. The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

WE RECOMMEND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5 BELOW.				FOR	AGAINST	ABSTAIN

2	The Company’s proposal to approve an amendment to the Intevac 2003 Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 500,000 shares.			☐	☐	☐

3	The Company’s proposal to approve an amendment to the Intevac 2012 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 1,000,000 shares			☐	☐	☐

4	The Company’s proposal to ratify the appointment of Grant Thornton LLP as Intevac’s independent public accountants for the fiscal year ending December 31, 2014.			☐	☐	☐

5	The Company’s proposal to recommend, by advisory vote, executive compensation.			☐	☐	☐

PLEASE SIGN AND DATE ON THE REVERSE SIDE

VOCE_25585_032614